Exhibit 99.7

Attachment B

The number of H Shares to which this proxy form relates[1]

Form of Proxy for 2020 First Class Meeting for Holders of H Shares

I/We2,                                                                                                                                                                                                                ,

residing at                                                                                                                                                                                                         ,

being the registered holder of3                                                                                                            ordinary shares of the Company,

HEREBY, APPOINT4,                                                                                                                                                                                     ,

residing at

as my/our proxy/proxies to attend on my/our behalf the 2020 first class meeting for holders of H shares (the “Class Meeting”) of China Southern Airlines Company Limited (the “Company”) to be held at the No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, PRC on Tuesday, 30 June 2020 immediately after the conclusion of the                annual general meeting (which will be held at 9:00 a.m. at the same venue) and the 2020 first class meeting of holders of A shares of                the Company (which will be held immediately after the conclusion of the annual general meeting at the same venue) and to act and vote                on my/our behalf at the Class Meeting in respect of the resolutions listed below, in accordance with my/our instructions below5.

Special Resolutions		For[5]	Against[5]	Abstain[5]
1.00	The proposal on the public issuance of A share convertible bonds by the Company
1.01	Type of securities to be issued
1.02	Size of issuance
1.03	Par value and issue price
1.04	Term
1.05	Interest rate
1.06	Method and timing of interest payment and repayment of principal
1.07	Conversion period
1.08	Determination and adjustment of the conversion price
1.09	Terms of downward adjustment to the conversion price
1.10	Method for determining the number of shares for conversion
1.11	Terms of redemption
1.12	Terms of sale back
1.13	Attribution of dividend in the year of conversion
1.14	Method of issuance and targeted subscribers
1.15	Subscription arrangement for the existing A shareholders
1.16	Matters relating to A share convertible bond holders’ meetings
1.17	Use of proceeds
1.18	Guarantee and security
1.19	Deposit account for proceeds raised
1.20	Ratings
1.21	Validity period of the proposal on the issuance of A share convertible bonds
2.	The preliminary plan of the proposed issuance of A share convertible bonds
3.	The proposal to general meeting to authorize the board of directors of the Company and its authorised persons to manage the matters relating to the proposed public issuance of A share convertible bonds

Signature[7]:	Date:

Notes:

1.

Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
3.	Please insert the number of all the shares in the Company registered in your name(s).
4.	If no person is appointed as proxy, the Chairman of the Class Meeting will be deemed to have been appointed by you as your proxy.
5.

If you wish to vote for any of the resolutions, please insert a “✓” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “✓” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✓” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Class Meeting other than those referred to in the notice convening the Class Meeting. The shares abstained will be counted in the calculation of required majority.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organisation, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organisation.

7.

To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the Class Meeting.

8.

A proxy, on behalf of the shareholder, attending Class Meeting shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organisation, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorisation.

9.

This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the Class Meeting by the proxy of the shareholder pursuant to Note 8.

10.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the Class Meeting or any adjourned Class Meeting should you so wish.